# 2003 Annual Report




Smiles Since 1906



**Bank of Granite**
CORPORATION

# New Faces and Places. Opportunity Abounds.

Over almost one hundred years of continued growth, Bank of Granite has forged strong relationships with each community we serve. In 2003 we significantly extended our family of friends. As we expand our horizons, we do this with a clear focus upon remaining the best community bank in the nation.

2003 has been a watershed year for many communities, businesses and families, ours included. Wall Street has stabilized, the financial 'dust' has settled, and economic recovery is within sight. This year we celebrate our 50th consecutive year of increased dividends paid to our shareholders, a benchmark in the industry. We have positioned ourselves to better serve our customers. We have implemented innovative banking products, expanded our locations, and invested in technology designed to bring state-of-the-art, consumer-friendly money management tools to all of our customers.

Our commitment to the future of our customers and our communities is the foundation on which Bank of Granite stands. At this moment of opportunity, we remain as solid as our name and ever mindful of the possibilities.

# Table of Contents

## FINANCIAL HIGHLIGHTS

| | 2003 | 2002 | % change |
|---|---|---|---|
| Earnings | | | |
| Interest income | **$ 50,696,176** | $ 45,710,526 | 10.9% |
| Interest expense | **11,389,491** | 10,802,422 | 5.4% |
| Net interest income | **39,306,685** | 34,908,104 | 12.6% |
| Provision for loan losses | **4,764,010** | 3,492,382 | 36.4% |
| Other income | **14,437,740** | 11,397,705 | 26.7% |
| Other expense | **25,862,457** | 20,316,234 | 27.3% |
| Income before income taxes | **23,117,958** | 22,497,193 | 2.8% |
| Income taxes | **7,810,065** | 7,394,893 | 5.6% |
| Net income | **$ 15,307,893** | $ 15,102,300 | 1.4% |
| Per share | | | |
| Net income | | | |
| - Basic | **$ 1.14** | $ 1.11 | 2.7% |
| - Diluted | **1.13** | 1.11 | 1.8% |
| Cash dividends | **0.46** | 0.41 | 12.2% |
| Book value | **10.43** | 9.56 | 9.1% |
| Average shares outstanding | | | |
| - Basic | **13,438,007** | 13,547,299 | -0.8% |
| - Diluted | **13,516,700** | 13,552,569 | -0.3% |
| At year-end | | | |
| Assets | **$ 971,382,727** | $ 742,014,674 | 30.9% |
| Deposits | **735,099,355** | 547,249,315 | 34.3% |
| Loans (gross) | **715,844,632** | 532,921,937 | 34.3% |
| Allowance for loan losses | **10,798,897** | 8,834,611 | 22.2% |
| Shareholders' equity | **141,815,099** | 127,442,842 | 11.3% |
| Ratios | | | |
| Return on average assets | **1.78%** | 2.13% | |
| Return on average equity | **11.40%** | 11.98% | |
| Average capital to average assets | **15.58%** | 17.80% | |
| Efficiency ratio | **46.81%** | 42.29% | |

## MARKET AND DIVIDEND SUMMARY

| **2003** | **Quarter 1** | **Quarter 2** | **Quarter 3** | **Quarter 4** |
|---|---|---|---|---|
| **Price Range** | | | | |
| **High** | **$ 18.45** | **$ 18.59** | **$ 20.18** | **$ 26.96** |
| **Low** | **16.52** | **16.17** | **17.06** | **18.75** |
| **Close** | **16.61** | **17.02** | **18.75** | **21.77** |
| **Dividend** | **0.11** | **0.11** | **0.12** | **0.12** |

| 2002 | Quarter 1 | Quarter 2 | Quarter 3 | Quarter 4 |
|---|---|---|---|---|
| Price Range | | | | |
| High* | $ 18.88 | $ 21.59 | $ 20.00 | $ 19.14 |
| Low* | 15.56 | 16.80 | 17.00 | 17.08 |
| Close* | 18.40 | 19.69 | 18.00 | 17.50 |
| Dividend* | 0.10 | 0.10 | 0.11 | 0.11 |

* Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.

# Continued Excellence.

Founded in 1906, Bank of Granite Corporation is committed to building solid banking relationships, providing excellent customer service and achieving above average returns for our shareholders.

We are an independent community bank based in the Catawba Valley serving customers from the High Country of the Blue Ridge, throughout the foothills, into the Piedmont and the Charlotte Metro area. Along with our reputation for service, we are known as one of the safest, soundest and most profitable banks in the nation.

For 97 years, Bank of Granite has been a proud corporate citizen of the communities it serves, providing our customers with service as solid as our name.

## 50 CONSECUTIVE YEARS OF INCREASED CASH DIVIDENDS



$0.50
0.40
0.30
0.20
0.10
58
63
68
73
78
83
88
93
98
03
CASH DIVIDENDS PER SHARE
in dollars


Bank of Granite

*John A. Forlines, Jr. and Charles M. Snipes in front of Granite Falls main office.*

# To Our Shareholders, Customers and Friends...

Webster defines "transition" as the change from one form to another. Clearly, 2003 was a transitional year for Bank of Granite. We grew rather quickly from 13 offices in three counties in the Catawba Valley to 19 offices covering six counties. Our new footprint extends from Charlotte, the largest MSA in North Carolina, to the High Country of Boone and Wilkesboro. Obviously, this rapid growth took its toll on earnings which did not keep pace. Nevertheless, we earned over $15 million in 2003 and this was only the third time in our Company's 97-year history when earnings have exceeded $15 million. We also increased cash dividends paid to our shareholders for the 50th

> Since the public underwriting of our stock in 1984, "the (Bank's) leadership has kept shareholders waking up smiling...and competitors scratching their heads."
>
> –**ABA Banking Journal**, February '03

consecutive year, a record as far as we know for any banking company in America. Considering the rather weak economy and the high unemployment rate in most of our market areas, we have to be reasonably satisfied with the end result insofar as earnings are concerned.

Primarily, 2003 was a year in which we laid the groundwork for greater service and better earnings in the future. In addition to our investment in new bank offices, including completion of our first ever bank merger, we made a huge investment in a new electronic data processing system, just now coming on stream, which will enable us to better serve our growing customer base with one of the most modern, state-of-the-art systems available. Additionally, we have added some outstanding key personnel and strengthened our training resources to keep us abreast of the times in what is becoming a new era of e-commerce. We greatly increased the effectiveness of our Human Resource and Auditing areas by bringing in two top experts in these fields with a combined 50 years of banking experience.


BANK OF GRANITE VERSUS THE MARKET
2000%
1500%
1000%
500%
83
85
87
89
91
93
95
97
99
01
03
BANK OF GRANITE CORPORATION
DOW JONES INDUSTRIAL
S&P500
NASDAQ COMPOSITE
in percent

Never before has the Bank of Granite family been more active in the lives of their communities, performing numerous volunteer tasks to make their communities better places to live, work, and raise their families. They are a remarkable group of caring professionals. I invite you to review our 97th year of service in this report, especially look at our "Financial Highlights" on page 2 and the Financial Overview provided by our Chief Financial Officer, beginning on page 20. Also, our external auditors, Deloitte & Touche, have again rendered a "Clean Opinion" and this certification is on page 23.

We continue to focus on building shareholder value. Our stock (NASDAQ: GRAN) was up 24.4% in 2003 and we are continuing our Stock Repurchase Program as we enter 2004. At the end of 2003 we had repurchased 1,393,311 shares at an average price of $17.60 per share.

Thank you for your support. We look forward to serving our many new friends in the coming year as well as our long-time faithful ones who have been with us many years. All of us pledge our best efforts to provide personal, caring banking services second to none. We welcome your suggestions. Call us or visit our website on the Internet at **www.bankofgranite.com.**



John A. Forlines, Jr.
Chairman & Chief Executive Officer



Charles M. Snipes
President



*The new Bank of Granite offices in Charlotte have not altered the established skyline, but they have changed the face of banking in the Queen City.*

# Same Hometown Friends. New Neighborhoods.

The past year has been one of great excitement and expansion for Bank of Granite. Over the course of the year we celebrated opening events at six new full-service offices: two in Charlotte (Uptown and SouthPark); one in Cornelius; two in the High Country (Boone and Wilkesboro) and one in eastern Catawba County (Conover). We also opened a new commercial loan production office in Matthews. New mortgage offices in Boone, Charlotte (Uptown and SouthPark), Cornelius and Hilton Head Island, South Carolina further expanded our mortgage services. The Charlotte acquisition brought our assets to just under $1 billion — with the potential for growth in the Queen City and in our other new locations we should reach that landmark figure in short order. As we settle into our new communities, assessing the needs of both our new and current customer base, we recognize the value of our service-oriented culture and will work harder than ever to be hometown bankers. Being a multi-location, full-service bank just means we have more friends in a bigger neighborhood.

"Big banks will continue to do what they do, we are not necessarily competing with them. We want to provide the best personal service, so customers will be so excited they want to come back, and recommend us to their friends."

—John A. Forlines, Jr. Chairman, Bank of Granite, The Charlotte Observer

# Five Very Grand Openings.


Compliments of
Bank of Granite
AS SOLID AS OUR NAME
Enjoy!!!






3


4

**GET YOUR ICE CREAM. (Top photo)** We burst onto the Charlotte scene during the dog days of summer and our Bank of Granite ice cream truck was a huge hit.

**1-2. BIG SCISSORS, BIG PLANS.** The October opening of our Wilkesboro office drew community leaders and old friends from across the state. Plans are in the works for a new building for this busy market.

**3. SERVING SMILES SINCE 1906.** At the SouthPark Charlotte office opening, Mr. Forlines handed out ice cream to visiting folks in the community.

**4. ANOTHER RIBBON.** In time for the busy holiday season, a full-service office opened in Boone. Ground-breaking on a free-standing building is slated for '04.

# A Growing Circle of Friends.


HUDSON DISCOUNT DRUG
ILA & DAN STALLINGS
Thanks
1
2
3
4
5
6
7

**1. ASSOCIATE OF THE YEAR.** A non-teaching staff member from the Caldwell County school system is honored by the Bank each year. Laura Bolick was selected as Associate of the Year for her outstanding commitment to education. Laura is lead secretary and Student Information Management System (SIMS) coordinator at Collettsville Elementary School where she has worked for 23 years.

**2–3. HOSPICE.** For the past 20 years, Bank Chairman John A. Forlines has led the annual fund-raising event for Caldwell County Hospice, the first in-patient facility built in North Carolina. This year's event netted more than $100,000, the 20th consecutive record-breaking total. Speaker Robert L. Johnson, former owner of Black Entertainment Network (BET) and owner of the Charlotte Bobcats, pledged a substantial personal contribution and promised to up his ante $1,000 for every winning Bobcats game, provided someone from the Hospice audience attended the game. Go, Bobcats!

**4–5. CUSTOMER APPRECIATION DAYS.** The Bank honors customers at one or two offices each year with a cook-out, entertainment and prizes. Officers welcome each and every customer and a service evaluation of the office is conducted and reviewed. At Viewmont **(4)** Sales and Marketing Officer Danny Duggan dishes up some dogs while at Long View **(5)** President Charles Snipes and Sheila Taylor chat with a customer.

**6. COMMUNITY IN SCHOOLS.** Bank of Granite teller Tracy Bumgarner reads to a first grader at Granite Falls Elementary School. The Communities in Schools (CIS) program is one of many community educational programs we support, chalking up thousands of volunteer hours.

Our people work hard inside the bank and out. Our tradition of active participation in the community thrives even as we move into new neighborhoods. We partner with our schools, donate freely to local charities, and demonstrate by action our investment in the communities in which we live and work. On these pages, we showcase a few of our people and the programs which keep Bank of Granite as solid as its name.


8


9


10


March of Dimes
WalkAmerica
11


It's a bigger problem
than you think...
March of Dimes
12


It's a bigger problem
than you think...
WalkAmeric
13

**7. DOTTIE DARSIE AWARD.** Florencia Rogers in Lenoir was the 2003 Caldwell County Adolescent and Health Office recipient of this prestigious award given in recognition of an individual who contributes significant time and energy to education. Flo volunteers at least one day a week teaching basic banking skills to middle school students. She has been a vital employee of our bank for nine years, a tutor for five.

**8. DISTINGUISHED SERVICE AWARD.** Vickie Brookshire, the Bank's 2003 Distinguished Service Award recipient is "one of those people you can never replace," according to Vice President Rahn Chase. She was selected based on her sales abilities, team spirit, work ethic, performance and community service. Vickie is an administrative assistant in the Lenoir office.

**9–10. CHRISTMAS TREE LIGHTING/SOUTHPARK.** As newcomers to Charlotte, we were honored to sponsor a part of the annual tree-lighting at SouthPark. Here, Bank of Granite employees hand out antlers to happy revelers at the Thanksgiving weekend celebration. Our office is across the street from the SouthPark Mall, a prime location in one of Charlotte's most prosperous neighborhoods.

**11–13. MARCH OF DIMES/UNITED WAY.** This year, our Caldwell County office was our top fundraiser, garnering $9,099.90, which brought the annual totals for Burke, Catawba and Caldwell Counties to a fantastic $19,248.74 – 5th in the Western Region and in the top 20 for the state. Bank of Granite's United Way Contribution was $42,172.61, another record breaking testimonial to our commitment to the community.



*(Left to right) Winston-Salem Mayor Allen Joines lines up with Bank of Granite representatives Gary Lackey, Ruth Hudspeth, Charles Snipes and John Forlines to take part in a ground breaking event.*

# Solid Foundations.

2003 was a windfall year for Granite Mortgage, Inc. (formerly GLL & Associates). Low mortgage interest rates led to increased volumes of 55% from the previous year and increased earnings of 85%.

In addition to opening a new office on Hilton Head Island, Granite Mortgage added three locations in Charlotte, due to the First Commerce merger. Granite Mortgage also added mortgage loan originators in Bank of Granite's Boone, Wilkesboro and Conover locations.

President and CEO Gary Lackey, stated, "2004 looks to be a promising year. We anticipate a very good year with the addition of new locations and originators capable of overcoming the challenges of a slight increase in interest rates."

Our new corporate office in Winston-Salem, slated to open in the fourth quarter of 2004, boasts a generous 20,000 square feet. This will provide ample space for the new Winston-Salem office of Bank of Granite, as well as the new Granite Mortgage corporate headquarters, thereby allowing both companies to expand their service to this important market.



*Granite Mortgage President and CEO Gary Lackey and Winston-Salem Mayor Allen Joines welcome Bank of Granite Chairman John Forlines.*

# Smart Products for a Diverse Customer Base.

Though not inclined to introduce gimmicky products or promotions, the Bank is quick to respond once we identify a customer need.

In just one year, our offices have opened more than 2000 Granite Advantage accounts, an interest-bearing checking account with a variety of benefits. These accounts represent more than $35 million in deposits, 29% of which were new deposit dollars.

Our exclusive business account, Granite Business Elite, has seen enormous growth – almost double last year's enrollment. This versatile business account offers discounts on a variety of office equipment and supplies and has proven to be a profitable attraction for recruiting new deposits and expanding our loan business.

Though the concept is slightly counter to the bank's "save first, spend responsibly" philosophy, customers view our overdraft protection service, Bounce Protection™ as a customer perk.



GRANITE BUSINESS ELITE
MEMBER FDIC
We'd like to buy you lunch.
Open a Granite Business Elite account with us before October 31st and we'll give you a voucher for lunch at a local restaurant. You eat free; your business benefits. A true win-win. When you bank with our community bank, decisions are made quickly by people you know. Call or come by today. You'll get a lot more than a free lunch.
SouthPark
4415 Sharon Road
Charlotte
Uptown
301 South McDowell Street
Charlotte
Lake Norman
18825 West Catawba Avenue
Cornelius
Bank of Granite
AS SOLID AS OUR NAME
www.bankofgranite.com




FREE TIME FOR FAMILY
Free
Online Bill Pay
Bank of Granite
AS SOLID AS OUR NAME
www.bankofgranite.com
Member FDIC




The Granite Advantage™ Account
Platinum Visa / No Fee
Bank of Granite
AS SOLID AS OUR NAME
MEMBER FDIC


*In-bank signage and billboards (above) helped bring our customer base online, saving our customers time and reducing paper work for our tellers and operations staff. Over the past year, we fine-tuned GraniteOnline™ to include online Bill Pay at no charge and became one of a limited number of banks offering eStatements; net result, more than 18% of our customer-base banks online.*

*In-bank posters (right) and a direct mail campaign (above right) helped with the success of new products like Granite Advantage and Business Elite.*

# Taking Care of Business...

Our bank placed in the top 10 of "small business-friendly banks" in a report by the Small Business Administration. Bank of Granite came in sixth with an overall business friendliness ranking of 75%, according to the study released by the SBA's Office of Advocacy. The agency ranked banking institutions in every state for performance in 2001-2002, based on call reports and Community Reinvestment Act reports made public in June of '03. The banks were scored on the ratio of small-business loans (defined as commercial loans of $1 million or less) to total business loans; the dollar amount of small-business loans and the quantity of small-business loans.



*Long View Office Manager Jeff Clanton takes a test drive with VESCO Industrial President and Hickory Board Member, Kenneth Turnmyre.*

# ...Inside and Out.

**PRIVACY** The Bank has taken an aggressive and proactive approach to protecting our customers and educating them to the risk of identity theft. In addition to direct mail to our customers, we have produced brochures and press releases, conducted seminars in our market area, and provided information and links regarding privacy protection on our web site.

**TECHNOLOGY** Industry-wide technological advances, the First Commerce merger and our expansion into new markets combined to necessitate a major upgrade in our internal and external information technology. The ground work has been laid for a smooth conversion in 2004.

**TRAINING** Core to our service, we are constantly raising the bar on our training regimen and expectations. We initiated extensive on and off-site training in customer service, privacy issues, leadership and technology to prepare our people for the challenge of next year's conversion.

## OUR VISION

**HONESTY AND INTEGRITY** We will conduct ourselves personally and professionally in a manner that is consistent with the highest ethical standards. We recognize that there is no substitute for honesty and integrity.

**QUALITY SERVICE** Our goal is to provide the highest quality service possible to our customers at all times. We put the customer first.

**FAMILY ENVIRONMENT** We will provide a pleasant work environment for our employees. Our employees are highly talented individuals and we encourage them to be productive, to develop and grow their talents.

**PROFITABILITY** We will achieve above average returns for our shareholders. This will be achieved from a combination of strong returns on assets, efficiencies of operation and excellent cost control. We will not grow just to grow.

**COMMUNITY SERVICE** We will be active in the communities we serve and strive to make them better places in which to live and conduct business.



## MAIN OFFICE

★ Granite Falls

## BANKING & MORTGAGE OFFICES

- ● Boone
- ● Charlotte/SouthPark
- ● Charlotte/Uptown
- ● Conover
- ● Cornelius
- ● Lenoir/Uptown
- ● Morganton
- ● Newton

## BANKING ONLY OFFICES

- ◆ Baton
- ◆ Granite Falls
- ◆ Hickory
- ◆ Hickory/Long View
- ◆ Hickory/Mountain View
- ◆ Hickory/Springs Road
- ◆ Hickory/Viewmont
- ◆ Hudson
- ◆ Lenoir/Hibriten
- ◆ Lenoir/Whitnel
- ◆ Matthews (loan production)
- ◆ Wilkesboro

## MORTGAGE ONLY OFFICES

- ▲ Winston-Salem (home office)
- ▲ Greensboro
- ▲ Hickory
- ▲ High Point
- ▲ Hilton Head Island
- ▲ Salisbury


BOONE
Heart of the High Country
WELCOME TO
BURKE CO
LEAVING
CALDWELL CO
WELCOME TO
CONOVER
HICKORY
WELCOMES YOU
WELCOME TO
WILKESBORO
Where the Mountains Begin
Welcome
to
Uptown
Charlotte
Welcome
to
VIEWMONT
BUSINESS DISTRICT
Shopping Dining
Banking Services
...and so much more
WELCOME TO
LENOIR
FURNITURE CENTER
OF THE SOUTH
CORNELIUS
CITY LIMIT
CITYWIDE
SPEED LIMIT 35
UNLESS
OTHERWISE POSTED
BIRD
SANCTUARY
Welcome to
GRANITE FALLS
INCORPORATED 1899
Population 3552
HUDSON

# BOARD OF DIRECTORS


John A. Forlines, Jr., Chairman


Charles M. Snipes


John N. Bray


Paul M. Fleetwood III


Barbara F. Freiman


Hugh R. Gaither


James Y. Preston


Boyd C. Wilson

**John A. Forlines, Jr.**
Chairman & CEO,
Bank of Granite Corporation
Chairman,
Bank of Granite

**Charles M. Snipes**
President,
Bank of Granite Corporation
President & CEO,
Bank of Granite

**John N. Bray**
President,
Vanguard Furniture Co., Inc.

**Paul M. Fleetwood, III**
President & Owner,
Corporate Management Services, Inc.

**Barbara F. Freiman**
Fund Raising Consultant

**Hugh R. Gaither**
President & CEO,
Flagship Brands, LLC

**James Y. Preston**
Senior Partner,
Parker, Poe, Adams & Bernstein, LLP

**Boyd C. Wilson, Jr.**
Vice President of Finance & Administration,
Kincaid Furniture Co.

# CORPORATION OFFICERS

**John A. Forlines, Jr.**
Chairman & CEO

**Charles M. Snipes**
President

**Kirby A. Tyndall**
Secretary/Treasurer

**Melodie R. Mathes**
Assistant Secretary/Treasurer

# DIRECTORS EMERITI

**Robert E. Cline**
President,
Cline Realty Co., Inc.

**Myron L. Moore, Jr.**
Treasurer,
Lenoir Mirror Co.

# BANK OFFICERS

John A. Forlines, Jr.
Chairman

Charles M. Snipes
President & CEO

Kirby A. Tyndall
Executive Vice President &
Chief Financial Officer

Ben L. Davis
Senior Vice President

C. Greg Edwards
Senior Vice President

John S. Gabriel, Jr.
Senior Vice President

David E. Kuel
Senior Vice President

D. Mark Stephens
Senior Vice President &
Chief Information Officer

Wyman C. Upchurch
Senior Vice President &
Office Administrator

Karen B. Warlick
Senior Vice President &
Director of Human Resources

Bennie R. Anderson
Vice President

Roy R. Bakewell, Jr.
Vice President

T. Rahn Chase
Vice President

Joy B. Coffey
Vice President

Boyd W. Coggins
Vice President

Matthew B. Daye
Vice President

Judy R. Hendrix
Vice President

Edward Jarvis
Vice President

Teresa F. Martin
Vice President

Gerald A. McGuire
Vice President

Donald D. McSwain
Vice President

David J. Paul
Vice President

Gary D. Prewitt
Vice President

Ranjana S. Sontakay
Vice President

Dan F. Stewart
Vice President

Kelly D. Stroud
Vice President

Sheila R. Taylor
Vice President

Peter W. Whitener, Jr.
Vice President

H. Bernie Whitmer
Vice President

Janet H. Winkler
Vice President

Teresa L. Andrews
Assistant Vice President

Jonathan M. Blair
Assistant Vice President

Diane L. Cannoles
Assistant Vice President

Jeff F. Clanton
Assistant Vice President

Kelly H. Farr
Assistant Vice President

M. Kent Holcomb II
Assistant Vice President

Michael L. Holland
Assistant Vice President

Jennifer L. Love
Assistant Vice President

Angela R. Lovelace
Assistant Vice President

Cheryl M. Mrozek
Assistant Vice President

Kathy E. Reagan
Assistant Vice President

Beverly M. Fry
Banking Officer

Brenda L. Roark
Banking Officer

Sherry E. Robertson
Banking Officer

Kris A. Siemer
Banking Officer

Karen C. Stroup
Banking Officer

Nancy L. Summey
Banking Officer

Bonnie B. Tessener
Banking Officer

Daniel T. Duggan
Sales & Marketing Officer

Nickey H. Mathes
Senior Auditor

John R. Williams
Auditor

# MORTGAGE BANK OFFICERS AND DIRECTORS

Gary L. Lackey
President, CEO & Director

Pat L. Beyersdorfer
Senior Vice President

Lisa N. Clayton
Senior Vice President

Ruth A. Hudspeth
Senior Vice President

Ginger M. Nelson
Senior Vice President &
Assistant Treasurer

Arthur S. Newton III
Senior Vice President

Ann C. Tucker
Senior Vice President

Natalie J. Dillard
Vice President

Dixie L. Jones
Assistant Vice President

Jonathan Manili
Assistant Vice President

Donna T. Newton
Assistant Vice President &
Assistant Secretary

Sonya B. Gregory
Assistant Secretary

Charles M. Snipes
Chairman & Director

Kirby A. Tyndall
Secretary/Treasurer &
Director

# LOCAL BOARD OF DIRECTORS

## CHARLOTTE / MECKLENBURG

**Earle D. Leake***
Vice President of Human Resources,
Lance, Inc.

**Robert D. Culbertson**
Principal,
The Morehead Group

**G. Dixon Handshaw**
President,
Handshaw & Associates

**William G. Loeffler**
Retired Chairman,
Loeffler, Ketchum & Mountjoy

**Penny J. Parks**
President & CEO,
Parks Consulting

**David M. Sidbury**
President,
David M. Sidbury, Inc.

**James E. Smith**
Partner/Owner,
North Cross Lanes at the Lake &
Retired Partner/Owner,
Dairy Fresh Inc.

**Bill Staton, MBA, CFA**
Chairman,
The Staton Institute Inc. &
Staton Financial Advisors, LLC

**Betty Trautwein**
Managing Director, Carolinas Practice,
Resources Connection

**Howard E. Virkler**
Chairman,
Virkler Corporation

## GRANITE FALLS

**Rudy L. Snow***
Divisional Manager,
ECR Pharmaceuticals

**Claudia D. Bujold**
Civic & Community Leader

**Dr. T. Eugene Carpenter**
Gardner Webb University

**Beverly M. Fry**
Banking Officer,
Bank of Granite

**Barry C. Hayes**
Owner,
Hayes & Co.

**Larry L. Huffman**
Pharmacist & Owner,
Granite Drug Center

**Michael M. Mackie**
President,
Mackie Furniture Co.

**Dr. Dan N. Stallings**
Real Estate Development

**Linda K. Story**
Town Manager,
Granite Falls

**Mary Frances B. Sullivan**
Civic & Community Leader

## HICKORY

**Landon B. Lane, Jr.***
Private Investor

**J. Steven Brackett**
Attorney

**Lee G. Brown**
President,
LB Enterprises, Inc.

**Forest M. Gaines**
President,
Gaines Motor Lines, Inc.

**Kathryn T. Greathouse**
Partner,
Greathouse Construction Co.

**Frances R. Hilton**
Civic & Community Leader

**James L. Houston, Jr.**
Retired Senior Vice President,
Wheat First Butcher Singer

**Marie H. Huffman**
President & Owner,
Carolina Paving of Hickory, Inc.

**Dr. J. Ward Kurad**
President,
Legends Development, LLC

**Steve M. Mull**
Owner & Operator,
Fresh Air Galaxy/Viewmont

**Jill J. Patton****
President
Johnson Hosiery Mills, Inc.

**David H. Sain**
Retired Area General Manager,
Lowe's Companies, Inc.

**Kenneth R. Turnmyre**
President,
VESCO Industrial Trucks

**Wyman C. Upchurch**
Senior Vice President,
Bank of Granite

**Rosemary Bass Young**
President,
Bass-Smith Funeral Home & Crematory

## HUDSON

**W. Barry Spicer***
Corporate Risk Manager,
Hickory Springs Manufacturing

**James K. Hawkins**
Owner & Manager,
Western Electronics Co.

**Jimmy D. Hemphill**
Retired Assistant to the President,
Caldwell Community College

**Judy R. Hendrix**
Vice President,
Bank of Granite

**Carolyn A. Icard**
Literacy Specialist,
Burke County Schools

**William M. Lovelace, Jr.**
Retired President,
Hudson Drug Co.

**Dr. Paul Moss**
Retired Physician

# LOCAL BOARD OF DIRECTORS

**Bryce H. Sherrill**
Retired Vice President,
Bank of Granite

**Tim R. Sigmon**
Manager,
Sigmon's Fashions, Inc.

**J. C. Sullivan**
President,
Bost Lumber Co.

**William R. Warren**
Owner,
The Gold Mine

## LENOIR

**Margaret (Peg) Broyhill***
Branch Manager,
First Vice President/Investments,
Wachovia Securities

**David W. Barlow**
Owner & Broker,
Barlow & Triplett Realty, Inc.

**T. Rahn Chase**
Vice President,
Bank of Granite

**Houston H. Groome, Jr.**
Attorney,
Groome, Tuttle, Pike & Blair

**Helen P. Hall, Ed.D.**
NCTEACH Site Co-ordinator,
Lenoir Rhyne College

**Leslie D. Hines, Jr.**
Chairman,
Nelson Oil Company

**Dr. F. Ted Holcher**
Dentist

**William F. Howard III**
Vice President of Human Resources,
Bernhardt Furniture Company

**Douglas W. Johnson**
Chief Executive Officer,
Blue Ridge Electric Membership
Corporation

**Dr. Donald W. Lackey**
Retired Veterinarian

**Scott R. Ross**
Vice President & General Manager,
Autumn House, Inc.

**Dr. Parker T. Williamson**
Executive Editor of PLC Publications,
Chief Executive Officer,
Presbyterian Laymen's Committee

## MORGANTON

**Dr. Alfred W. Hamer, Jr.***
Obstetrician/Gynecologist

**John F. Black, Jr.**
President,
Black & Associates

**Frank G. Bowers**
Owner,
Bowers Insurance Agency

**P. Spencer Cash**
President,
Mimosa Insurance Agency, Inc.

**Le N. Erwin**
Owner,
More Lace

**Sharon S. Marlow**
Owner & Managing Broker,
Sharon Marlow Realty

**Robert T. McGimsey**
Certified Public Accountant

**W. F. (Mac) McIntosh**
Retired Educator,
Burke County Public Schools

**Gary D. Prewitt**
Vice President,
Bank of Granite

**Peggy M. Saunders**
Attorney

## NEWTON / CONOVER

**Bob J. McCreary***
President & Owner,
McCreary Modern, Inc.

**Larry A. Bowman**
Civic & Community Leader

**George W. Clark**
President & CEO,
Catawba Sox, Inc.

**R. Gary Corne**
Attorney,
Corne, Corne & Grant

**Dr. J. Rick Davis**
Principal Owner,
Newton Vision Center

**Jerry T. Hodge**
Sales Manager,
GDS / Republic Services of NC

**Carolyn V. Isenhower**
Civic & Community Leader

**David B. Radke**
President,
InterContinental Corp.

**C. Leon Robinson**
President,
Robinson Builder's Mart

* *Denotes Chairman of Local Board*

** *Denotes New Local Board Member*

# PROMOTIONS AND ADDITIONS

**Kirby A. Tyndall** (1)
Executive Vice President

**Karen B. Warlick** (2)
Senior Vice President &
Director of Human Resources

**C. Greg Edwards** (3, left)
Senior Vice President

**Matthew B. Daye** (3, middle)
Vice President

**Kathy E. Reagan** (3, right)
Assistant Vice President

**David E. Kuel** (4)
Senior Vice President

**Brenda L. Roark** (5, foreground)
Banking Officer

**Bennie R. Anderson** (5, center)
Vice President

**Joy B. Coffey** (5, right)
Vice President

**Boyd W. Coggins** (6)
Vice President


1
2
3
6
7
8
11
12
13

# PROMOTIONS AND ADDITIONS

**Edward Jarvis** (not pictured)
Vice President

**Gerald A. McGuire** (7)
Vice President

**Ranjana S. Sontakay** (8)
Vice President

**H. Bernie Whitmer** (9)
Vice President

**Teresa L. Andrews** (10)
Assistant Vice President

**M. Kent Holcomb II** (11)
Assistant Vice President

**Jennifer L. Love** (12)
Assistant Vice President

**Angela R. Lovelace** (13)
Assistant Vice President

**Cheryl M. Mrozek** (14)
Assistant Vice President

**Bonnie B. Tessener** (15)
Banking Officer


4
5
9
10
14
15
As our extended family grows, so does our commitment to service.
Bank of Granite
AS SOLID AS OUR NAME

# Financial Overview

This discussion is intended to provide a general overview of Bank of Granite Corporation's (the "Company's") performance in 2003 and outlook for 2004. Readers seeking a more in-depth discussion of 2003 are invited to read management's discussion and analysis of 2003 as well as the financial statements and related notes included in the Company's Annual Report on Form 10-K.

## THE YEAR 2003 IN REVIEW

Earnings in 2003 improved slightly amidst the challenges presented by sluggish national and weak local economies, as well as the opportunities embraced to expand into new markets. The Company's mortgage operations posted record profits for 2003, principally earned in the first three quarters of the year due to a period of low mortgage interest rates. Substantially lower mortgage volumes followed in the fourth quarter due to a rise in mortgage interest rates. The Company's commercial and retail banking operations were challenged in 2003 by further declining short-term interest rates, intended to support the national economy, that squeezed already compressed net interest margins. In addition, high unemployment in the Company's weak local economies increased levels of nonperforming loans, which resulted in higher provisions for loan losses. Despite this challenging business environment, the Company seized opportunities to expand its banking operations into five new markets with six new banking offices and to expand its mortgage operations into three new markets.

Three of the Company's six new banking offices were acquired through its merger with First Commerce Corporation of Charlotte. In operation since 1996, the First Commerce Bank offices were relatively young compared with many of the Company's banking offices. In addition to the three new banking offices, the merger added significantly to the Company's loans, investment securities, total assets, deposits, borrowings and capital.

Strong earnings from mortgage originations led to a year of slightly higher earnings for the Company in 2003. Earnings of $15,307,893 in 2003 were a 1.4% increase over the $15,102,300 earned in 2002. On a per share basis, earnings rose to $1.13 in 2003 compared to $1.11 in 2002. In 2003, the Company earned 1.78% on average assets and 11.40% on average equity. Its efficiency ratio was 46.81%.

### FACTORS THAT SIGNIFICANTLY AFFECTED 2003 EARNINGS AND FINANCIAL POSITION

- Granite Mortgage (formerly GLL & Associates), the Company's mortgage banking subsidiary, posted record 2003 profits of $2,244,639, an 85.9% increase over 2002, primarily due to strong mortgage activity in the first three quarters of 2003.
- Net interest income increased $4,398,581, or 12.6%, as a result of growth in loans and deposits, but net interest margins contracted 44 basis points to 5.06% in 2003 compared to 5.50% in 2002 as the new volumes of loans and deposits were less profitable.
- During 2003, loan loss provisions increased $1,271,628, or 36.4%, to provide for charge-offs and higher levels of nonperforming loans due to continued weak local economies.
- Other expenses, or operating overhead, increased $5,546,223, or 27.3%, of which $2,964,198 was related to the production of higher volumes of mortgage originations and $2,031,400 was related to the overhead costs of the six new banking offices opened and acquired during 2003.
- Loans grew by $182,922,695, or 34.3%, of which $108,179,844 were related to the three offices acquired from First Commerce and $40,963,425 were related to the other three newly opened offices. Excluding the new 2003 offices, loans grew by $33,779,426, or 6.3%.
- Deposits grew by $187,850,040 or 34.3%, of which $132,941,867 were related to the three offices acquired from First Commerce and $10,002,597 were related to the other three newly opened offices. Excluding the new 2003 offices, deposits grew by $44,905,576, or 8.2%.
- During 2003, the Company repurchased 305,999 shares of its common stock for $5,875,198 or an average cost of $19.20 per share.

# OUTLOOK FOR 2004

Economists claim the United States economy has begun its recovery. The Federal Reserve reduced rates in the second quarter of 2003 in an effort to support a recovery. The early 2004 economic signals are mixed, and the Federal Reserve has stated its intentions to remain accommodative for a considerable period. Some economists predict that the Federal Reserve will likely remain neutral for most of 2004. Other economists believe that the economy will strengthen sufficiently to prompt the Federal Reserve to increase rates or tighten moderately in the summer of 2004.

After an economic bottom has occurred, banks may continue to experience increases in their levels of non-performing loans, even into the beginning of the subsequent recovery period. Also, as short-term interest rates become stable, asset-sensitive banks, such as the Company's banking subsidiary, may experience improvement in net interest margins because the interest rates on their fixed-rate sources of funding continue to adjust to the lower rates prevalent in the market.

The Company's balance sheet remains moderately asset-sensitive because of its significant level of variable rate loans. Asset-sensitive means that when interest rates in the overall economy change, interest rates on the Company's variable rate assets, primarily loans, change more rapidly than the interest rates on its deposits. Therefore, when interest rates rise, the Company's interest income rises at a faster pace than the interest expense it pays on its time deposits and other fixed rate funding. Likewise, when interest rates fall, the Company's interest income on loans declines at a faster pace than the interest it pays on time deposits and other fixed rate funding. In an effort to reduce its asset sensitivity, the Company has historically placed floors and ceilings on many of its variable rate commercial loans. Floors lessen the Company's exposure to declining rates, while ceilings reduce the Company's benefit from rising rates.

For 2004, some analysts are predicting an interest rate environment in which short-term interest rates will remain fairly stable, and may even rise in the last six to seven months of the year. As in previous periods of flat to rising interest rates, the Company anticipates it will continue to adjust both the mix and pricing of its rate-sensitive assets and liabilities so as to improve, to the extent possible, its net interest margin and spreads. In addition, the Company's mortgage subsidiary has historically performed better during periods of lower interest rates due to a favorable housing market, which can serve to partially offset the effects that asset sensitivity may have on net interest income. The Company believes mortgage originations will be less active in 2004 than in 2003, unless longer term rates decline from the low levels experienced in 2003 or an economic recovery increases the demand for housing.

The Company also plans to continue to grow its loan portfolio and to use both deposit growth and alternative sources to fund the loan growth. The Company believes that its credit quality controls remain effective and expects to provide loan loss reserves as are deemed prudent based on its credit quality analysis.

Although 2004 may bring a mixed economic environment, the Company is optimistic regarding its ability to perform under such varying economic circumstances. Efforts are underway to introduce the Company's retail and commercial banking services to the Winston-Salem market in the fourth quarter of 2004, where it already has a significant mortgage presence. Planting such seeds in new markets has a challenging effect on current earnings, but the Company believes the future benefits will outweigh the present challenges. The Company plans to continue to diversify and broaden its market and economic base, when determined prudent to do so, as it seeks sustainable earnings growth for its shareholders.

# BANK OF GRANITE CORPORATION AND SUBSIDIARIES

## CONDENSED CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2003 AND 2002

| | 2003 | 2002 |
|---|---|---|
| ASSETS: | | |
| Cash and cash equivalents | $ 33,595,834 | $ 33,384,612 |
| Investment securities, available for sale | 97,666,795 | 52,264,131 |
| Investment securities, held to maturity | 61,769,566 | 72,660,165 |
| Loans (net of allowances of $10,798,897 in 2003 and $8,834,611 in 2002) | 705,045,735 | 524,087,326 |
| Mortgage loans held for sale | 23,092,846 | 32,452,162 |
| Premises and equipment, net | 12,218,566 | 8,170,150 |
| Investment in bank owned life insurance | 13,360,278 | 9,106,748 |
| Intangible assets | 11,420,092 | - |
| Accrued interest receivable and other assets | 13,213,015 | 9,889,380 |
| Total assets | $ 971,382,727 | $ 742,014,674 |
| LIABILITIES AND SHAREHOLDERS' EQUITY: | | |
| Demand deposits | $ 136,978,161 | $ 100,281,675 |
| NOW, money market and savings deposits | 263,955,753 | 199,810,357 |
| Time deposits | 334,165,441 | 247,157,283 |
| Total deposits | 735,099,355 | 547,249,315 |
| Overnight and other borrowings | 90,499,711 | 62,397,720 |
| Accrued interest payable and other liabilities | 3,968,562 | 4,924,797 |
| Total liabilities | 829,567,628 | 614,571,832 |
| Shareholders' equity | 141,815,099 | 127,442,842 |
| Total liabilities and shareholders' equity | $ 971,382,727 | $ 742,014,674 |

## CONDENSED CONSOLIDATED STATEMENTS OF INCOME
## FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Interest income | $ 50,696,176 | $ 45,710,526 | $ 52,284,219 |
| Interest expense | 11,389,491 | 10,802,422 | 19,443,569 |
| Net interest income | 39,306,685 | 34,908,104 | 32,840,650 |
| Provision for loan losses | 4,764,010 | 3,492,382 | 4,216,772 |
| Net interest income after provision for loan losses | 34,542,675 | 31,415,722 | 28,623,878 |
| Other income | 14,437,740 | 11,397,705 | 10,140,060 |
| Other expenses | 25,862,457 | 20,316,234 | 18,342,279 |
| Income before income taxes | 23,117,958 | 22,497,193 | 20,421,659 |
| Income taxes | 7,810,065 | 7,394,893 | 6,613,104 |
| Net income | $ 15,307,893 | $ 15,102,300 | $ 13,808,555 |
| Per share amounts: | | | |
| Net income, basic* | $ 1.14 | $ 1.11 | $ 0.99 |
| Net income, diluted* | 1.13 | 1.11 | 0.99 |
| Cash dividends* | 0.46 | 0.41 | 0.37 |
| | 10.43 | 9.56 | 9.09 |

*Amounts for periods prior to May 31, 2002 have been restated to reflect the 5-for-4 stock split paid May 31, 2002.

# FORWARD LOOKING STATEMENTS

The discussions presented in this annual report contain statements that could be deemed forward looking statements within the meaning of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These statements are inherently subject to risks and uncertainties. Forward looking statements are statements that include projections, predictions, expectations or beliefs about future events or results or otherwise are not statements of historical fact. Such statements are often characterized by the use of qualifying words (and their derivatives) such as "expects," "anticipates," "believes," "estimates," "plans," "projects," or other statements concerning opinions or judgments of the Company and its management about future events. Factors that could influence the accuracy of such forward looking statements include, but are not limited to, the financial success or changing strategies of the Company's customers or vendors, actions of government regulators, the level of market interest rates, and general economic conditions.

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Bank of Granite Corporation:

We have audited the consolidated balance sheets of Bank of Granite Corporation and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. Such consolidated financial statements and our report thereon dated February 28, 2004, expressing an unqualified opinion (which are not included herein) are included in Item 8 of Form 10-K for the year ended December 31, 2003. The accompanying condensed consolidated balance sheets and statements of income as set forth on page 22 are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated balance sheets and statements of income in relation to the complete consolidated financial statements.

In our opinion, the information set forth on page 22 in the accompanying condensed consolidated balance sheets as of December 31, 2003 and 2002 and the related condensed consolidated statements of income for each of the three years in the period ended December 31, 2003 is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

DELOITTE & TOUCHE LLP
Hickory, North Carolina
February 28, 2004

**Deloitte & Touche**

# Shareholder Information

## COMMON STOCK

Bank of Granite Corporation's common stock trades on The Nasdaq Stock Market® under the symbol GRAN. Price and volume information is contained in the Wall Street Journal and most major daily newspapers in the Nasdaq section under the National Market System listings.

## ANNUAL MEETING

The Annual Meeting of the shareholders of the Bank of Granite Corporation will be held at 10:30 am, Monday, April 26, 2004, at the Holiday Inn, 1385 Lenoir Rhyne Boulevard Southeast, Hickory, North Carolina (located off Interstate 40 at Exit 125).

## EQUAL OPPORTUNITY EMPLOYER

It is the policy of Bank of Granite Corporation to treat all employees and applicants for employment without regard to race, creed, color, national origin, sex or age.

## COPIES OF FORM 10-K

Copies of the Bank of Granite Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by shareholders at no charge from the Company's Internet site at www.bankofgranite.com or by searching the "EDGAR" archives at the SEC's Internet site at www.sec.gov or by writing: Kirby A. Tyndall, Secretary/Treasurer, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630 (email: ktyndall@bankofgranite.com).

## STOCK TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, 908/497-2300 or 800/368-5948. For responses to Frequently Asked Questions ("FAQ's") about stock transfers, dividend payments and other issues, visit our Transfer Agent's web site at www.rtco.com.

## DIVIDEND REINVESTMENT

Registered holders of 100 shares or more of Bank of Granite Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of Bank of Granite Corporation common stock. For an informational folder and authorization form or to receive additional information on this plan, contact Registrar and Transfer Company (see "STOCK TRANSFER AGENT AND REGISTRAR").

## SHAREHOLDER INFORMATION

For additional information, contact Melodie R. Mathes, Shareholder Relations, Bank of Granite Corporation, Post Office Box 128, Granite Falls, North Carolina 28630, 828/496-2022, or email: mmathes@bankofgranite.com.

## INDEPENDENT AUDITORS

Deloitte & Touche LLP, 200 1st Avenue NW, Post Office Box 9197, Hickory, North Carolina 28603.

## MARKET INFORMATION

Bank of Granite Corporation operates an independent community bank based in the Catawba Valley and a mortgage banking company based in the Triad serving customers from the High Country of the Blue Ridge mountains, throughout the foothills, into the Piedmont and the Charlotte Metro area.

GRAN NASDAQ LISTED

# Granite Mortgage Offices

**Winston-Salem**
4550 Country Club Road
Winston-Salem, NC 27104
336/760-4911
336/760-4915 Fax
www.granitemortgageinc.com

**Boone**
643 Greenway Road,
Suite H-2
Boone, NC 28607
828/264-4016
336/264-4771 Fax

**Charlotte/Uptown**
301 South McDowell Street,
Suite 100
Charlotte, NC 28204
704/945-6565
704/945-6570 Fax

**Charlotte/SouthPark**
4415 Sharon Road
Charlotte, NC 28211
704/362-0664
704/926-2540 Fax

**Conover**
1109 Conover Boulevard East
Conover, NC 28613
828/464-4587
828/464-4588 Fax

**Cornelius**
18825 West Catawba Avenue
Cornelius, NC 28031
704/987-9990
704/655-8992 Fax

**Greensboro**
336/389-1191
336/389-1302 Fax

**Hickory**
315 1st Avenue NW
Hickory, NC 28601
828/345-6850
828/345-6883 Fax

**High Point**
211 W. Lexington Avenue,
Suite 102
High Point, NC 27262
336/878-5560
336/887-5489 Fax

**Hilton Head Island**
14 Greenwood Drive,
Suite 103
Hilton Head Island, SC 29928
843/842-4550
843/842-4551 Fax

**Lenoir**
707 College Avenue SW
Lenoir, NC 28645
828/757-4046
828/757-9763 Fax

**Morganton**
201 E. Meeting Street
Morganton, NC 28655
828/439-2170
828/439-2171 Fax

**Newton**
311 N. Main Avenue
Newton, NC 28658
828/466-5060
828/464-2322 Fax

**Salisbury**
315 N. Main Street
Salisbury, NC 28144
704/633-8007
704/633-7803 Fax

# Bank of Granite Offices

## MAIN OFFICE
**Granite Falls**
23 North Main Street
PO Box 128
Granite Falls, NC 28630
828/496-2000
www.bankofgranite.com

## BURKE BANKING OFFICE
**Morganton**
201 East Meeting Street
Morganton, NC 28655
828/439-2151

## CALDWELL BANKING OFFICES
**Granite Falls**
23 North Main Street
(ATM is located at 56 N. Main Street)
Granite Falls, NC 28630
828/496-2027

**Baton** (inside Ingles)
2630 Connelly Springs Road
Granite Falls, NC 28630
828/728-1864

**Hudson**
537 Main Street
Hudson, NC 28638
828/728-1850

**Lenoir/Uptown**
707 College Avenue SW
Lenoir, NC 28645
828/757-4040

**Lenoir/Hibriten**
701 Wilkesboro Boulevard
Lenoir, NC 28645
828/757-4070

**Lenoir/Whitnel**
1351 Norwood Street SW
Lenoir, NC 28645
828/757-4060

## CATAWBA BANKING OFFICES
**Conover**
1109 Conover Boulevard East
Conover, NC 28613
828/464-4536

**Hickory**
25 3rd Street NW
Hickory, NC 28601
828/345-6800

**Hickory/Springs Road**
2220 12th Avenue NE
Hickory, NC 28601
828/345-6888

**Hickory/Viewmont**
281 14th Avenue NE
Hickory, NC 28601
828/345-6868

**Hickory/Long View**
2637 1st Avenue SW
Hickory, NC 28602
828/345-6848

**Hickory/Mountain View**
2900 Highway 127 South
Hickory, NC 28602
828/294-7000

**Newton**
311 North Main Avenue
Newton, NC 28658
828/466-5060

## MECKLENBURG BANKING OFFICES
**Charlotte/Uptown**
301 South McDowell Street, Suite 100
Charlotte, NC 28204
704/945-6565

**Charlotte/SouthPark**
4415 Sharon Road
Charlotte, NC 28211
704/362-0664

**Cornelius**
18825 West Catawba Avenue
Cornelius, NC 28031
704/987-9990

**Matthews**
2522 Plantation Center Drive, Suite B
Matthews, NC 28105
704/845-1240

## WATAUGA BANKING OFFICE
**Boone**
643 Greenway Road, Suite H-2
Boone, NC 28607
828/264-4016

## WILKES BANKING OFFICE
**Wilkesboro**
1305A South Collegiate Drive
Wilkesboro, NC 28697
336/667-8684

**24-hour Banking Machines**
Located at most offices

## SOLIDSERVICELINE
**Caldwell County**
828/496-2100

**Catawba County**
828/345-6886

**Burke County**
828/874-8237

**Mecklenberg County**
1/877/765-4376

**Toll-free nationwide**
1/877/765-4376



**Bank of Granite**

CORPORATION